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Exhibit

Exhibit Description

99.1 Announcement on 2026/07/29: Announcement of board meeting approved the consolidated financial statements for the second quarter of 2026

99.2 Announcement on 2026/07/29: The board meeting approved capital budget execution

99.3 Announcement on 2026/07/29: The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

99.4 Announcement on 2026/07/29: The board of directors approved the investment in TGVest Asia Partners III (Taiwan), L.P.

99.5 Announcement on 2026/07/29: The Board of Directors resolved to release the managerial officer from non-competition restrictions

99.6 Announcement on 2026/07/29: UMC announced its operating results for the second quarter of 2026

99.7 Announcement on 2026/07/29: To announce related materials on acquisition of intangible assets

Exhibit 99.1

Announcement of board meeting approved the consolidated financial statements for the second quarter of 2026

1. Date of submission to the board of directors or approval by the board of directors: 2026/07/29

2. Date of approval by the audit committee: 2026/07/29

3. Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2026/01/01~2026/06/30

4. Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 129,770,564

5. Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 40,141,280

6. Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 26,226,401

7. Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 61,829,951

8. Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 58,340,799

9. Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 58,431,436

10. Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 4.68

11. Total assets end of the period (thousand NTD): 665,972,883

12. Total liabilities end of the period (thousand NTD): 222,048,583

13. Equity attributable to owners of parent end of the period (thousand NTD): 443,920,249

14. Any other matters that need to be specified: NA

Exhibit 99.2

The board meeting approved capital budget execution

1. Date of the resolution of the board of directors or shareholders meeting: 2026/07/29

2. Content of the investment plan: capital budget execution

3. Projected monetary amount of the investment: NT$ 148,680 million

4. Projected date of the investment: by capital budget plan

5. Source of capital funds: working capital

6. Specific purpose: capacity deployment

7. Any other matters that need to be specified:

UMC Announces Fab Expansion in Singapore and Construction of New Fab in Tainan to Meet Accelerating AI Demand

The expansion will be executed in phases, leveraging a disciplined, ROI-driven strategy to balance rapid scalability with prudent capital allocation

HSINCHU, TAIWAN and SINGAPORE — July 29, 2026 — United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC”), a leading global semiconductor foundry, today announced that its Board of Directors has approved a phased expansion plan to meet growing customer demand. The company will immediately expand cleanroom capacity in Singapore and simultaneously begin construction of a new fab building shell at its flagship Tainan campus in Taiwan.

This dual-track approach is designed to meet near-term customer demand while establishing the structural footprint required to capture future high-growth AI and edge-computing applications. The strategy dramatically reduces future capacity lead times while keeping near-term capital expenditure tightly aligned with secured, long-term customer commitments.

Stan Hung, Chairman of UMC, said: “The rise of generative AI has fundamentally shifted the technology landscape, accelerating demand for technologies enabling higher performance, higher bandwidth, and greater system integration. Today’s announcement is to ensure UMC is positioned to meet this demand through a phased strategy that balances speed, flexibility, and capital discipline.”

Chairman Hung added: “In Singapore, we will invest in the cleanroom installation of the Phase 4 (P4) facility and tool purchases to expand our silicon photonics capacity. With the building shell already built, we can expand cleanroom capacity efficiently as customer demand ramps. In Taiwan, we will construct a new fab building which will house future Phase 7 (P7) and Phase 8 (P8) facilities, creating a robust foundation for UMC to scale new technologies alongside customers’ long-term product roadmaps. This phased strategy allows UMC to maintain exceptional capital discipline, minimizing upfront depreciation while securing our position at the forefront of the AI-driven future.”

The new Tainan fab will reinforce Taiwan as UMC’s global hub for world-class manufacturing and cutting-edge R&D, while expanding UMC’s advanced packaging footprint. The P4 expansion will strengthen Singapore as UMC’s largest site outside of Taiwan, supporting geographic diversification for supply chain resilience, as well as advanced technology development, including silicon photonics. These complementary investments will enhance the company’s ability to provide scalable manufacturing of key technologies supporting next-generation cloud and edge AI applications.

Exhibit 99.3

The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

1. Date of the board of directors’ resolution: 2026/07/29

2. Reason for capital reduction: The Restricted shares to employees will be returned to the Company and cancelled due to non-fulfillment of the vesting conditions.

3. Amount of capital reduction: NT$68,909,710

4. Cancelled shares: 6,890,971 shares

5. Capital reduction percentage: 0.0548%

6. Share capital after capital reduction: NT$125,700,938,990

7. Scheduled date of the shareholders’ meeting: N/A

8. Estimated no. of listed common shares after issuance of new shares upon capital reduction: N/A

9. Estimated ratio of listed common shares after issuance of new shares upon capital reduction to outstanding common shares: N/A

10. Please explain any countermeasures for lower circulation in shareholding if the aforesaid estimated no. of listed common shares upon capital reduction does not reach 60 million and the percentage does not reach 25%: N/A

11. The record date for capital reduction: 2026/07/29

12. Any other matters that need to be specified: None

Exhibit 99.4

The board of directors approved the investment in TGVest Asia Partners III (Taiwan), L.P.

1. Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.):

TGVest Asia Partners III (Taiwan), L.P.

2. Date of occurrence of the event: 2026/07/29

3. Date of the board of directors’ resolution: 2026/07/29

4. Other approval date: NA

5. Amount, unit price, and total monetary amount of the transaction:

Unit Price: NA (due to the nature of Private Equity Fund)

Total monetary amount: No more than NT$1,700,000,000

6. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): NA

7. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

8. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

9. Matters related to the current disposal of creditors' rights (including types of collaterals of the disposed creditor’s rights; if creditor's rights over a related party, announcement shall be made of the name of the related party and the book amount of the creditor's rights, currently being disposed of, over such related party): NA

10. Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition): NA

11. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

According to Limited Partnership Agreement.

Capital contributions by capital call notices.

12. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Based on the Board of Directors’ resolution.

13. Net worth per share of the Company's underlying securities acquired or disposed of: NA

14. Cumulative no. of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment:

Cumulative volume: NA;

Monetary amount: NTD1,700,000,000;

Percentage of holdings: NA;

Status of any restriction of rights: None

15. Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:

Ratio of total assets: 49.27%;

Ratio of shareholder's equity: 61.78%;

Working capital as shown in the most recent financial statement: NTD 44,980,640,000

16. Broker and broker’s fee: None

17. Concrete purpose or use of the acquisition or disposal: Long term investment

18. Any dissenting opinions of directors to the present transaction: None

19. Whether the counterparty of the current transaction is a related party: No

20. Date of ratification by supervisors or approval by the Audit Committee: 2026/07/29

21. Whether the CPA issued an unreasonable opinion regarding the current transaction: No

22. Name of the CPA firm: Kau Wei CPAs Firm

23. Name of the CPA: Wenching Tsai

24. Practice certificate number of the CPA: Tai Cai Zheng Deng (Six) Zi No. 1494

25. Whether the transaction involved in change of business model: No

26. Details on change of business model: NA

27. Details on transactions with the counterparty for the past year and the expected coming year: None

28. Source of funds: NA

29. Date on which material information regarding the same event has been previously released: NA

30. Any other matters that need to be specified: None

Exhibit 99.5

The Board of Directors resolved to release the managerial officer from non-competition restrictions

1. Date of the board of directors’ resolution: 2026/07/29

2. Name and title of the managerial officer with permission to engage in competitive conduct:

Ming Hsu, President & Chief Operating Officer

3. Items of competitive conduct in which the officer is permitted to engage:

To act as the director of Wavetek Microelectronics Corporation

4. Period of permission to engage in the competitive conduct: Employment period

5. Circumstances of the resolution (please describe the results of voting in accordance with Article 32 of the Company Act): Approved

6. If the permitted competitive conduct belongs to the operator of a mainland China area enterprise, the name and title of the managerial officer (if it is not the operator of a mainland China area enterprise, please enter “N/A” below): N/A

7. Company name of the mainland China area enterprise and the officer’s position in the enterprise: N/A

8. Address of the mainland China area enterprise: N/A

9. Operations of the mainland China area enterprise: N/A

10. Impact on the company’s finance and business: None

11. If the managerial officer has invested in the mainland China area enterprise, the monetary amount of the investment and the officer’s shareholding ratio: N/A

12. Any other matters that need to be specified: None

Exhibit 99.6

UMC announced its operating results for the second quarter of 2026

1. Date of occurrence of the event: 2026/07/29

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports Second Quarter 2026 Results

2026 CAPEX raised to US$2bn to support phased expansion plan

Q2 2026 operating income increases 32.6% QoQ while Q3 utilization to exceed 90%

Second Quarter 2026 Overview:

‧Revenue: NT$68.73 billion (US$2.18 billion)

‧Gross margin: 32.5%; Operating margin: 21.8%

‧Revenue from 22/28nm: 37%

‧Capacity utilization rate: 85%

‧Net income attributable to shareholders of the parent: NT$42.26 billion (US$1.34 billion)

‧Earnings per share: NT$3.39; earnings per ADS: US$0.537

Taipei, Taiwan, ROC – July 29, 2026 – United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the second quarter of 2026.

Second quarter consolidated revenue was NT$68.73 billion, increasing 12.6% from NT$61.04 billion in 1Q26. Compared to a year ago, 2Q26 revenue increased 17.0%. Consolidated gross margin for 2Q26 was 32.5%. Net income attributable to the shareholders of the parent was NT$42.26 billion, with earnings per ordinary share of NT$3.39.

Jason Wang, CEO of UMC, said, “In the second quarter, our wafer shipments increased 10.6% quarter-on-quarter, driven by strong demand in the communication and consumer segments, further improving utilization rate to 85%. Revenue from our 22/28nm business continues to set record highs, with 22nm revenue representing 17.5% of second-quarter sales. Earlier this month, we announced the company’s first mass-production delivery of 12-inch photonic ICs to a customer, a major milestone for UMC that demonstrates the company’s high-volume silicon photonics manufacturing capability on 12-inch wafers as we prepare to launch our silicon photonics platform available for general customer use in 2027.”

CEO Wang added, “Looking ahead to the third quarter, we expect demand momentum to remain stable across the computer, communication, and consumer segments, with shipments projected to increase by high-single digits. Driven by strong demand for power management ICs, sensors, and microcontrollers, our 8-inch portfolio is seeing a strong rebound, and utilization is expected to improve significantly in the third quarter. With our 12-inch capacity already at a healthy utilization rate supporting core businesses, we must also prepare in advance to ensure UMC is well positioned to capture future opportunities driven by AI. To ensure we are ready to scale rapidly to support our customers, we announced today that our Board of Directors has approved a plan to expand cleanroom capacity at our Singapore P4 facility and to construct a new fab in Tainan, Taiwan. The plan will be executed in phases, enabling UMC to remain focused on capital discipline while flexibly deploying capacity to fulfill customer demand. As a result, 2026 capital expenditure budget will be revised upward to US$2 billion.”

CEO Wang said, “In the second quarter, UMC was proud to be selected for inclusion in the FTSE4Good TIP Taiwan ESG Index, which evaluates top-performing Taiwan-listed companies based on international sustainability standards, for the tenth consecutive year. For investors interested in learning more about UMC’s sustainability targets and progress, the company’s 2025 Sustainability Report will be available on our website by the end of July.”

Third Quarter 2026 Outlook & Guidance

‧Wafer Shipments: Will increase by high-single digit

‧ASP in USD: Remain firm

‧Gross Profit Margin: Mid-30% range

‧Capacity Utilization: 90%+

‧2026 CAPEX: US$2.0 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): N/A

Exhibit 99.7

To announce related materials on acquisition of intangible assets

1. Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.): Intangible assets-Software

2. Date of occurrence of the event: 2026/06/08~2026/07/29

3. Date of the board of directors’ resolution: NA

4. Other approval date:

Approval level: NA;

2026/07/29

5. Amount, unit price, and total monetary amount of the transaction:

Transaction volume: one batch;

average unit price: NT$322,214,927;

total transaction price: NT$322,214,927

6. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Cadence Design Systems (Ireland)Limited Taiwan Branch; non-related party transaction

7. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

8. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

9. Matters related to the current disposal of creditors' rights (including types of collaterals of the disposed creditor’s rights; if creditor's rights over a related party, announcement shall be made of the name of the related party and the book amount of the creditor's rights, currently being disposed of, over such related party): NA

10. Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition): NA

11. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term.

12. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

13. Net worth per share of the Company's underlying securities acquired or disposed of: NA

14. Cumulative no. of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment: NA

15. Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present: NA

16. Broker and broker’s fee: None

17. Concrete purpose or use of the acquisition or disposal: For Production

18. Any dissenting opinions of directors to the present transaction: NA

19. Whether the counterparty of the current transaction is a related party: No

20. Date of ratification by supervisors or approval by the Audit Committee: NA

21. Whether the CPA issued an unreasonable opinion regarding the current transaction: NA

22. Name of the CPA firm: NA

23. Name of the CPA: NA

24. Practice certificate number of the CPA: NA

25. Whether the transaction involved in change of business model: No

26. Details on change of business model: NA

27. Details on transactions with the counterparty for the past year and the expected coming year: Depending on the Company’s operation requirements

28. Source of funds: Working capital

29. Date on which material information regarding the same event has been previously released: NA

30. Any other matters that need to be specified: None